                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULES 13d-1(b) (c), AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                          (Amendment No. ___________)1


                           Marlton Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                               CUSIP No. 571263102
                                 (CUSIP Number)

                                  March 3, 1999
           (Date of Event which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                    Rule 13d-1(b)
                 X  Rule 13d-1(c)
                    Rule 13d-1(d)



--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       13G
===============================
 CUSIP No. 571263102
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Lombard Associates
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [   ]

                                                                       (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         N/A
----------------------=========================================================
   NUMBER OF      5   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     6   SHARED VOTING POWER
   OWNED BY
                      704,126
                ------=========================================================
     EACH         7   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH     8   SHARED DISPOSITIVE POWER

                      704,126
---------======================================================================
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         704,126
---------======================================================================
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                             [     ]

---------======================================================================
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.8 %
---------======================================================================
   12    TYPE OF REPORTING PERSON*

         OO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages
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                                       13G
===============================
 CUSIP No. 571263102
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Charles P. Stetson, Jr.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [   ]

                                                                       (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      5   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     6   SHARED VOTING POWER
   OWNED BY
                      704,126
                ------=========================================================
     EACH         7   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH     8   SHARED DISPOSITIVE POWER

                      704,126
---------======================================================================
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         704,126
---------======================================================================
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                             [     ]

---------======================================================================
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.8 %
---------======================================================================
   12    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 8 Pages
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Item 1.  Issuer

      (a)   Name of Issuer:

            Marlton Technologies, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            2828 Charter Road, Suite 101, Philadelphia, PA 19154

Item 2.  Identity and Background.

     A.   Lombard Associates ("Lombard")

          (a)  Lombard Associates

          (b)  c/o Private Equity Investors, Inc.
               115 East 62nd Street
               New York, NY 10021

          (c)  N/A

          (d)  Common Stock, par value $0.10 per share (the "Shares")

          (e)  CUSIP No. 571263102

     B.   Charles P. Stetson, Jr. ("Stetson")

          (a)  Charles P. Stetson, Jr.

          (b)  c/o Private Equity Investors, Inc.
               115 East 62nd Street
               New York, NY 10021

          (c)  United States

          (d)(e) The information set forth in (d) and (e) of Item 2(A) above is incorporated herein.


      With respect to the persons or entities listed above: (i) Lombard is filing with respect to the Shares held by it and (ii) Stetson is filing with respect to the Shares held by Lombard. (Lombard and Stetson shall collectively be referred to hereafter as the "Reporting Persons"). As sole proprietor of Lombard, a sole proprietorship, Stetson may be deemed to be the beneficial owner of all of such Shares held by Lombard.

                               Page 4 of 8 Pages
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Item 3.  If this statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
         (c), check whether the person filing is a:

          (a) [ ] Broker or Dealer registered under Section 15 of the Exchange Act.

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

          (e)  [ ] An   Investment   Adviser   in   accordance   with   Rule
                   13d-1(b)(1)(ii)(E);

          (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F);

          (g) [ ] A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G);

          (h) [ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ X ]

Item 4.  Ownership

          (a)  Amount Beneficially Owned:

            The information set forth in Row (9) of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person.

          (b)  Percent of Class:

            The information set forth in Row (11) of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person.

          (c)  Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:

                               Page 5 of 8 Pages
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                  The  information set forth in Row (5) of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person.

            (ii) shared power to vote or to direct the vote:

                  The information set forth in Row (6) of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person.

            (iii) sole power to dispose or to direct the disposition of:

                  The information set forth in Row (7) of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person.

            (iv) shared power to dispose or to direct the disposition of:

                  The information set forth in Row 8 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person.

     With respect to the persons or entities listed above: (i) Lombard is filing with respect to the Shares held by it and (ii) Stetson is filing with respect to the Shares held by Lombard. (Lombard and Stetson shall collectively be referred to hereafter as the "Reporting Persons"). As sole proprietor of of Lombard, a sole proprietorship, Stetson may be deemed to be the beneficial owner of all of such Shares held by Lombard.

Item 5.  Ownership of Five Percent or Less of a Class

            Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not Applicable.

Item 8.  Identification and Classification of Members of the Group

            Not Applicable.

Item 9.  Notice of Dissolution of Group

                               Page 6 of 8 Pages
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            Not Applicable.

Item 10. Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 7 of 8 Pages
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                                   SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 1999


                        LOMBARD ASSOCIATES



                        By:  /s/ Charles P. Stetson, Jr.
                        Name: Charles P. Stetson, Jr. .




                        /s/ Charles P. Stetson, Jr.
                        Charles P. Stetson, Jr.